UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER 1-8606

VERIZON SAVINGS AND SECURITY PLAN

FOR MID-ATLANTIC ASSOCIATES

VERIZON COMMUNICATIONS INC.

140 WEST STREET

NEW YORK, NEW YORK 10007

VERIZON SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Verizon Employee Benefits Committee:

We have audited the accompanying Statements of Net Assets Available for Benefits of the Verizon Savings and Security Plan for Mid-Atlantic Associates (the “Plan”) as of December 31, 2007 and 2006, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States.

/s/ Mitchell & Titus LLP

New York, New York

June 27, 2008

VERIZON SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

Statements of Net Assets Available for Benefits

As of December 31, 2007 and 2006

(in thousands of dollars)

	2007	2006
Assets:
Investments in master trusts ( at fair value)	$2,455,733	$2,197,569

Adjustment from fair value to contract value for fully benefit responsive investment contracts	(4,002)	2,368

Net assets available for benefits	$2,451,731	$2,199,937

The accompanying notes are an integral part of these financial statements.

VERIZON SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

Statement of Changes in Assets Available for Benefits

For the Year Ended December 31, 2007

(in thousands of dollars)

Additions:
Contributions:
Employee	$135,013
Employer	73,135

Total contributions	208,148

Transfers from other qualified plans, net	1,750
Net investment gain	291,337

Total additions	501,235

Deductions:

Benefits paid to participants	246,999
Administrative expenses	2,442

Total deductions	249,441

Net change	251,794

Net assets available for benefits:
Beginning of year	2,199,937

End of year	$2,451,731

The accompanying notes are an integral part of these financial statements.

VERIZON SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

Notes to Financial Statements

December 31, 2007

NOTE 1 DESCRIPTION OF THE PLAN

The following description of the Verizon Savings and Security Plan for Mid-Atlantic Associates (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

Eligibility

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan provides eligible employees, as defined in the Plan Document, of Verizon Communications Inc. (“Verizon”) and certain of its subsidiaries (“Participating Affiliates”) with a convenient way to save for both medium- and long-term needs.

Covered employees are eligible to make tax-deferred or after-tax contributions to the Plan and to receive matching employer contributions, upon completion of enrollment in the Plan, as soon as practicable following the date of hire.

An individual’s active participation in the Plan shall terminate when the individual ceases to be an eligible employee; however, the individual shall remain a participant until the entire account balance under the Plan has been distributed or forfeited.

Investment Options

Participants shall direct their contributions to be invested in any of the current investment options, except for the Idearc Stock Fund, which does not allow additional contributions.

Liquidation of the Idearc Stock Fund, as authorized by an amendment to the Master Trust Agreement, began in October 2007 and was completed in early 2008. Proceeds will be directed across participants’ investment elections.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, rollovers, matching contributions, and allocations of Plan income. Allocations of Plan income are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

VERIZON SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

Notes to Financial Statements

December 31, 2007

NOTE 1 DESCRIPTION OF THE PLAN (continued)

Payment of Benefits

Benefits are recorded when paid. Benefits are payable in a lump sum cash payment unless a participant elects, in writing, one of the four optional forms of benefit payment which include the following: (1) a lump sum in Verizon shares for investments in the Verizon Company Stock Fund, with the balance in cash; (2) annual installments in cash of approximately equal amounts to be paid out for a period of two to 20 years, as selected by the participant; (3) in monthly or annual installments over a period equal to the life expectancy of the participant; or (4) for those participants eligible to receive their distribution in installments as described in (2) and (3) above, a pro rata portion of each installment payment in Verizon shares for investments in the Verizon Company Stock Fund, with the balance of each installment in cash.

Participant Loans

The Plan includes an employee loan provision authorizing participants to borrow an amount of up to 50% from their vested account balances in the Plan subject to certain limitations. Loans are generally repaid by payroll deductions. The term of repayment for loans generally will not be less than six months nor more than five years (15 years for a loan to purchase a principal residence). For loans up to five years, each new loan will bear interest at a rate based upon the prime rate as published in the Wall Street Journal on the last business day of the calendar month ending immediately prior to the first day of the new loan cycle. Loans for a period of longer than five years shall bear interest at such rate plus one percent.

Master Trusts

At December 31, 2007 and 2006, the Plan participated in the Verizon Master Savings Trust (the “Master Trust”) and owned a percentage of the assets in the Master Trust. This percentage is based on a pro rata share of the Master Trust assets. The Plan owned approximately 13% of the assets in the Master Trust at both December 31, 2007 and 2006.

Fidelity Management Trust Company (the “Trustee”) has been designated as the Trustee of the Master Trust and is responsible for the investment, reinvestment, control, and disbursement of the funds and portfolios of the Plan. Expenses of administering the Plan, including fees and expenses of the Trustee, may be charged to the Plan. Investment fees are charged against the earnings of the funds and portfolios.

VERIZON SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

Notes to Financial Statements

December 31, 2007

NOTE 1 DESCRIPTION OF THE PLAN (continued)

At December 31 2006, the Plan also participated in a passive international equity index fund (the “Mellon Fund”) in the Bell Atlantic Master Trust, for which Mellon Bank is the Trustee. The Plan owned approximately 14% of the Mellon Fund at December 31, 2006. This investment was transferred to the Master Trust in 2007.

At December 31, 2007 the Plan also participated in two active international equity accounts (the “Mellon Accounts”) in the Bell Atlantic Master Trust, for which Mellon Bank is the Trustee. The Plan owned approximately 20% of the Mellon Accounts at December 31, 2007.

Interest and dividends along with net appreciation (depreciation) in the fair value of investments are allocated to the Plan on a daily basis based upon the Plan’s participation in the various investment funds and portfolios that comprise the Master Trust, the Mellon Funds and the Mellon Accounts as a percentage of the total participation in such funds and portfolios.

Plan Modification

Verizon, acting through the Human Resources Committee of its Board of Directors or through the Verizon Employee Benefits Committee, reserves the right to modify, alter, or amend the Plan at any time, subject to collective bargaining requirements. Verizon, acting through its Board of Directors or the Human Resources Committee of its Board of Directors, reserves the right to terminate the Plan at any time, subject to collective bargaining requirements.

Risks and Uncertainties

The Plan provides investment options for participants, who can invest in combinations of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, equity price, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

VERIZON SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

Notes to Financial Statements

December 31, 2007

NOTE 2 ACCOUNTING POLICIES

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States, which requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. We have reclassified certain prior year amounts to conform to current year presentation.

The Statement of Changes in Net Assets Available for Benefits reflects the net investment income (loss) of the Plan’s investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) in fair value of those investments, as well as interest and dividends earned. Purchases and sales of investments are reflected as of the trade-date. Realized gains and losses on sales of investments are determined on the basis of average cost. Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis.

The Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), effective for financial statements for annual periods after December 15, 2006. The FSP requires investment contracts be reported at fair value. However, contract value is the relevant measurement of that portion of net assets attributable to fully benefit-responsive investment contracts, as that is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents net assets at fair value, with an adjustment to contract value for the investment contracts. In addition, net assets available for benefits and the changes in net assets available for benefits per the financial statements will be different from those in the Plan’s Form 5500 due to the adjustment from fair value to contract value for fully benefit-responsive investment contracts, as reflected in the financial statements (Note 8).

In September 2006, the FASB issued Statement of Financial Accounting Standard (SFAS) No. 157, Fair Value Measurement. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. On February 12, 2008, the FASB issued FSP 157-2, which delays the effective date of SFAS No. 157 for one year, for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). FSP 157-2 is effective for financial statements issued for fiscal years beginning after November 15, 2008.

VERIZON SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

Notes to Financial Statements

December 31, 2007

NOTE 3 NON-PARTICIPANT DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets related to the Plan’s non-participant directed investments is as follows (in thousands):

	As of December 31,
	2007	2006
Net Assets:
Verizon common stock	$617,624	$372,382

Year ended December 31, 2007
Changes in net assets:
Employer contributions	$73,135
Net investment gain	120,453
Transfer In	583
Benefits paid to participants	(79,780)
Decrease in diversification adjustment (Note 4)	117,378
Other	13,473

Net	$245,242

NOTE 4 VESTING AND CONTRIBUTIONS

A participant shall be fully vested in the employer-matching contributions allocated to their account and any income thereon, upon completing three years of vesting service or upon their death, disability, retirement from Verizon or a Participating Affiliate, attainment of normal retirement age, or permanent or extended (more than twelve months) layoff. Vesting shall also occur if a participant accepts a voluntary income security program or is hired by a Portability Company (as defined in the Plan document) within 30 days of termination.

A terminated employee’s non-vested employer-matching contributions are forfeited and offset against subsequent employer matching contributions to the Plan.

The Plan is funded by employee contributions up to a maximum of 16% of compensation and by employer-matching contributions in shares of Verizon common stock in an amount ranging from 60% to 82%, depending as specified in the participants’ collective bargaining agreement, of the initial 6% of the participants’ contributions of eligible compensation for each payroll period. Employees attaining the age of 50 or older can elect to make additional before-tax catch-up contributions to the Plan.

VERIZON SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

Notes to Financial Statements

December 31, 2007

NOTE 4 VESTING AND CONTRIBUTIONS (continued)

Participant contributions may be before tax (“Elective Contributions”) or from currently taxed compensation (“After-Tax Contributions”). Each participant’s Elective Contributions for the 2007 Plan year were limited to $15,500. The total amount of Elective Contributions, After-Tax Contributions, and employer-matching contributions and certain forfeitures that may be allocated to a Plan participant were limited to the lesser of (1) $45,000 or (2) 100% of the participant’s total compensation, and the compensation on which such contributions were based was limited to $225,000. The catch-up contribution limit is $5,000 for participants eligible to make catch-up contributions.

Employer-matching contributions are made in Verizon common stock and, in general, participants cannot redirect these shares into other investment choices. The Verizon common stock is held by the Plan in a unitized fund, which means participants do not actually own shares of Verizon common stock but rather own an interest in the unitized fund.

In Note 3, the “Diversification Adjustment” reflects the employer-matching contributions that a participant may elect to transfer into any investment option available under the Plan, subject to the provisions of the Plan Document. Participants age 50 and older with one year of service are permitted to redirect up to 50% of these employer-matching contributions (100% after attaining age 55).

For the 2007 Plan year, total company matching contributions of 1.8 million shares of Verizon common stock were made with a fair value at the date of contribution of $73 million.

NOTE 5 RELATED-PARTY TRANSACTIONS

Verizon Investment Management Corp. (“VIMCO”), an indirect, wholly owned subsidiary of Verizon, is the investment advisor for certain investment funds and therefore qualifies as a party-in-interest. VIMCO received no compensation from the Plan other than reimbursement of certain expenses directly attributable to its investment advisory and investment management services rendered to the Plan.

VERIZON SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

Notes to Financial Statements

December 31, 2007

NOTE 6 INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated June 27, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

NOTE 7 INVESTMENTS IN MASTER TRUSTS

Investments in securities traded on national and foreign securities exchanges are valued at the last reported sale prices for such securities on the last business day of the year or, if no sales were reported on that date, at the last reported bid prices. Over-the-counter securities and government obligations are valued at the bid prices or the average of the bid and ask prices for such securities and obligations on the last business day of the year from published sources where available or, if not available, from other sources considered reliable, generally broker quotes. Temporary cash investments are stated at their redemption value, which approximates fair value.

Forward currency and index futures are accounted for as contractual commitments on a trade-date basis and are carried at fair value derived from their respective price prevailing on the last business day of the year. Foreign exchange rates and index futures prices are readily available from published sources.

At December 31, 2007 and 2006, the Master Trust contained certain investments in futures and forward contracts that are considered derivative investments. However, the total fair value and the net investment income or loss is not material to the Plan.

A portion of certain funds in the Master Trust is invested in synthetic wrap investment contracts (“wrap contract”) held with four insurance companies and banks. In a typical wrap contract, the wrap issuer agrees to pay the fund the difference between the contract value and the fair value of the covered assets once the fair value has been totally exhausted. Though relatively unlikely, this could happen if the fund experiences significant redemptions during a time when the fair value of the fund’s covered assets is below their contract value and fair value is ultimately reduced to zero. The fair value of the wrap contracts was $0 at both December 31, 2007 and 2006.

VERIZON SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

Notes to Financial Statements

December 31, 2007

NOTE 7 INVESTMENTS IN MASTER TRUSTS (continued)

As of December 31, 2007 and 2006, Standard & Poor’s rated the issuers of these contracts and the contracts underlying the securities AA- or better. Contract value represents contributions made under the contracts, plus accrued interest, less withdrawals and administrative expenses. The contracts are included in the Master Trust assets at contract value, which, as reported by the insurance companies and banks, was approximately $2.0 billion and $2.1 billion, at December 31, 2007 and 2006, respectively.

Certain events limit the ability of the Plan to transact at contract value with the issuer. These events include: (1) substantive modification of the Plan, including complete or partial plan termination or merger with another plan; (2) any change in law, regulation, or administrative ruling that could have a material adverse effect on the fund’s cash flow; (3) the Plan’s failure to qualify under section 401(k) of the Internal Revenue Code; and (4) bankruptcy of the Plan sponsor or other plan sponsor events which cause a significant withdrawal from the Plan. The Plan Administrator does not believe the occurrence of any such event is probable at this time.

Wrap contracts accrue interest using a formula called the “crediting rate.” Wrap contracts use the crediting rate formula to convert market changes in the covered assets into income distributions in order to minimize the difference between fair value and contract value over time. The crediting rate is reset quarterly and has a floor rate of zero.

The contracts had average yields ranging from 4.24% to 4.56% at December 31, 2007 and were 4.35% at December 31, 2006. The crediting interest rates for the wrap contracts ranged from 4.78% to 4.79% at December 31, 2007 and were 4.57% at December 31, 2006. No valuation reserve was recorded, or was deemed necessary, at December 31, 2007 and 2006 to adjust contract amounts.

VERIZON SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

Notes to Financial Statements

December 31, 2007

NOTE 7 INVESTMENTS IN MASTER TRUSTS (continued)

The following schedules reflect the master trust net investments by investment type as of December 31, 2007 and 2006, and investment income (loss) for the year ended December 31, 2007 (in thousands):

	Investments in Master Trusts		Net Investment Income (Loss) In Master Trusts Year Ended December 31, 2007
	December 31,		Interest & Dividends	Net Appreciation (Depreciation)
	2007	2006
Verizon common stock	$6,743,865	$5,868,870	$234,641	$989,963
Investment contracts	1,999,573	2,128,490	—	92,943
Commingled funds	3,158,989	3,361,418	—	163,409
Mutual funds	4,439,176	4,279,664	203,752	184,209
Money market fund	309,581	235,023	—	—
Common stock	826,382	559,610	7,838	(6,355)
Participant loans	611,873	580,069	36,971	—
Fixed income	480,300	123,993	33,876	—

Total	18,569,739	17,137,137

Adjustment to contract value	(30,315)	18,771

Total investments	$18,539,424	$17,155,908	$517,078	$1,424,169

The fair value of the equities in the Mellon Accounts, included above, was approximately $93 million at December 31, 2007.

The fair value of the equities in the Mellon Fund, also included above, was approximately $258 million at December 31, 2006.

The Plan’s interest in the carrying value of the Master Trust, Mellon Fund, the Mellon Accounts, and the related investment income (loss) is reported in the investment in master trusts in the Statements of Net Assets Available for Benefits and net investment income (loss) in the Statement of Changes in Net Assets Available for Benefits, respectively.

VERIZON SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

Notes to Financial Statements

December 31, 2007

NOTE 8 RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following table reconciles net assets available for benefits to the Plan’s Form 5500 at December 31 (in thousands):

	2007	2006
Net assets available for benefits per the financial statements	$2,451,731	$2,199,937
Adjustment for deemed no post default payments	(885)	—
Adjustment for fully benefit-responsive investment contracts	4,002	(2,368)

Net assets available for benefits per Form 5500	$2,454,848	$2,197,569

The following table reconciles net income per the financial statements to net income per the Form 5500 for the year ended December 31, 2007 (in thousands):

2007
Net income per the financial statements	$251,794
Adjustment for deemed no post default payments	(885)
Adjustment from contract value to fair value for fully benefit- responsive investment contracts	6,370

Net income per Form 5500	$257,279

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Verizon Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VERIZON SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

By:	/s/ Marc C. Reed
Marc C. Reed
(Chairperson, Verizon Employee Benefits Committee)

Date: June 27, 2008